04017199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities, Inc.

OFFICIAL USE ONLY
~~FIRM ID. NO.~~

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH. D.C. 183

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN COLES 212 824 1092
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young (CIS) Limited
(Name – *of individual, state last, first, middle name*)

Sadovnicheskaya nab., 77, bld.1, Moscow, 115035, Russia
(Address) (City) (State) (Zip Code)

PROCESSED
APR 27 2004
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, STEPHEN COLES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RenCap Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

Signature

FINOP.

Title

Notary Public DAVID J. SAVAGE
269, Farnborough Road
Farnborough, whose faculty is dated 22 March 1988 and endures so long as I practise as a lawyer

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Ru[illegible] Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect t[illegible] solidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A statement regarding Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	1,960,791
Receivables from clearing brokers, net		93,937
Due from affiliates		127,957
Tax receivable		35,161
Fixed assets, net		106,388
Other assets		98,020
Total assets	$	2,422,254
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses		623,598
Deferred tax liabilities, net		39,713
Due to affiliates		41,713
	$	705,024
Stockholder's equity:		
Common stock, $0.01 par value;		
100 shares authorized, issued, and outstanding		1
Additional paid-in capital		1,799,999
Accumulated deficit		(82,770)
Total stockholder's equity		1,717,230
Total liabilities and stockholder's equity	$	2,422,254

See notes to financial statements.